

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Lior Tal
Chief Executive Officer
Cyngn, Inc.
1015 O'Brien Dr.
Menlo Park, CA 94025

> **Re: Cyngn, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 28, 2021**
> **CIK No. 0001874097**

Dear Mr. Tal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 28, 2021

Prospectus Summary
Company Overview, page 1

1. Please revise your summary to clearly describe the current status of your Enterprise Autonomy Suite (EAS). In this regard, please clarify the following:

   - Describe the current developmental status of your EAS solution, including whether it is fully developed and currently being sold and marketed to customers. To the extent the EAS solution is still being developed, please describe the remaining developmental steps, the estimated costs to complete these steps and the expected timeline for commercial deployment.

- Clarify whether you have any current customers of your EAS solution and whether you have generated any revenue from the EAS solution. To the extent you have no current customers and have not generated any revenue from the EAS solution, please clearly state this.

Make similar revisions, as appropriate, throughout your prospectus.

2. You discuss robotics-as-a-service (RaaS), which you define as a service-oriented business model for using robotic systems that helps to avoid the upfront capital costs associated with end customers buying expensive robotic assets. Please revise to make clear whether you will offer robotic assets as part of a RaaS offering.

3. Please provide support for your disclosure regarding the strategy of passenger AV companies. For example, provide support your statements that "the passenger AV technology leaders are effectively backing themselves into a corner that will prevent them from pursuing our target industrial markets" and "there is no foreseeable completion date for even a single vehicle that satisfies customer needs for passenger AVs, so these leading spenders cannot entertain distractions like adapting their technology to fragmented industrial vehicle form factors."

Risk Factors, page 9

4. We note your discussion of Chinese intellectual property protection and the PRC Cyber Security Law. Please clarify whether you have operations or customers in China.

5. Consider including a risk factor regarding the pending application for forgiveness for your Small Business Administration Paycheck Protection Program loans, if material.

We are an "emerging growth company", page 29

6. On page 7, you state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. In this risk factor, you disclose that you may choose to elect to use the extended transition period for complying with new or revised accounting standards. Please revise the risk factor to clarify whether you are taking advantage of the extended transition period.

Business, page 41

7. We note your disclosure that you "have already deployed DriveMod software on nine different vehicle form factors that range from stockchasers and stand-on floor scrubbers to14-seat shuttles and 5-meter-long cargo vehicles." Please clarify whether the software has been deployed in a test environment or whether you have customers using the software.

Go-to-market

Partner instead of compete - technology, page 51

8. Here and elsewhere you identify certain partners, including Arilou, Symboticware, Airbiquity, Formel D and First Transit. Please revise to briefly summarize the nature of these partnerships. To the extent these partnerships are material, please revise to include a summary of material terms of your agreements with these partners and tell us what consideration you have given to filing any such agreement as an exhibit. Consider Item 601(b)(10) of Regulation S-K.

Competitive Environment, page 52

9. Please discuss specific competitors, if material. For example, we note that in your graphics at the beginning of the prospectus you state that Amazon already has 100,000+ autonomous drive units currently operating at fulfillment centers.

Management, page 55

10. Please disclose the size of your board directors and revise the table on page 55 to identify each person that serves as a director. Furthermore, we note that you intend to establish board committees prior to the completion of this offering. Please confirm that you will provide related disclosure prior to effectiveness.

Involvement in Certain Legal Proceedings, page 57

11. Please remove the knowledge disclaimer in the first sentence of this section.

Principal Stockholders, page 61

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Benchmark Capital Partners VII, LP, Andreessen Horowitz Fund III, L.P., Redpoint Ventures IV, LP, and PI International Holdings LLC.

Financial Statements

14. Subsequent Events, page F-16

13. We note the approval, in July 2021, of the grant of options to purchase 2,692,000 shares of common stock to certain employees under the 2013 Plan. Please provide us with a chronological breakdown of the details of all stock-based compensation awards granted during 2021. Include the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

<u>Signatures, page II-5</u>

14. Please revise the signature block to indicate each position in which Mr. Tal is signing this registration statement. In this regard, we note that in addition to serving as your chief executive officer, Mr. Tal also serves on your board of directors. See Instructions 1 and 2 to Signatures of Form S-1.

<u>General</u>

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marcelle Balcombe